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Mark A. Quade Associate +1 312 609 7515 mquade@vedderprice.com

September 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, DC 20549
Attn: Christina DiAngelo Fettig

Re:	The Integrity Funds (the “Registrant”) Registration Statement on Form N-14 File No. 333-233404

To the Commission:

On behalf of the Registrant, this letter is in response to the supplemental comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) on September 25, 2019 with respect to the Registrant’s registration statement on Form N-14 filed on August 22, 2019 (the “Registration Statement”) relating to the issuance of shares in connection with the respective reorganizations of the M.D. Sass Equity Income Plus Fund and the M.D. Sass Short Term U.S. Government Agency Income Fund, each a series of Trust for Professional Managers (each a “Target Fund” and collectively, the “Target Funds”) into the Integrity Dividend Harvest Fund and the Integrity Short Term Government Fund, each a series of the Registrant (each an “Acquiring Fund” and collectively, the “Acquiring Funds”).  The Target Funds and the Acquiring Funds are each referred to herein as a “Fund” and together as the “Funds.”  The staff previously provided comments on September 4, 2019 and September 18, 2019 regarding the Registration Statement, and the Registrant submitted responses to the Commission in correspondence dated and filed on September 24, 2019 (Accession No. 0000893730-19-000042) (the “Initial Correspondence”).

Set forth below are the staff’s comments and the Registrant’s responses.  Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement.

1.

Comment: With respect to the Shareholder Fees and Annual Fund Operating Expenses tables in the Synopsis, confirm supplementally that the fees and expenses disclosed are current in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that fees and expenses are current in accordance with Item 3 of Form N-14.

2.

Comment: With respect to the M.D. Sass Short Term U.S. Government Agency Income Fund, please supplementally explain why Other Expenses are expected to decrease significantly upon completion of the Reorganization.

Response: For the information of the staff, Expenses of the M.D. Sass Short Term U.S. Government Agency Income Fund prior to the Reorganization are based on the fee and expense structure of the M.D. Sass Funds, while expenses of the Acquiring Fund following the Reorganization are based on the fee and expense structure of the Integrity Funds. The Integrity Funds’ investment adviser, and its affiliates, provide certain services “in-house” to the Integrity Funds at a lower cost than similar services are provided to the M.D. Sass Funds by third-party service providers.

Please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7515 if you have any questions or comments regarding the Registrant’s responses.

Regards,

/s/ Mark A. Quade
Mark A. Quade

cc:	Adam Forthun, The Integrity Funds
Shannon Radke, The Integrity Funds
Brent Wheeler, The Integrity Funds
Deborah Bielicke Eades, Vedder Price P.C.